Mail Stop 3628

September 18, 2009

<u>**Via U.S. Mail**</u>

Mr. Clive D. Bode
Vice President
TPG Capital, L.P.
301 Commerce Street, Suite 3300
Fort Worth, Texas 76102

      Re: **Armstrong World Industries, Inc.**
            Amendment No. 1 to Schedule TO-T filed by Armor TPG
            Holdings LLC et al.
            Filed on September 16, 2009
            File No. 005-30703

Dear Mr. Bode:

We have reviewed your amended filing and have the following comments.

General

1.   We note your response to comment two of our letter dated September 14, 2009. Further, we note that according to the issuer's most recent Form 10-K, there are currently 650 holders of record. Please tell us your analysis as to how many holders of record would remain if the tender offer were to be fully subscribed. We may have further comment.

2.   We have referred your response to comment three of our letter dated September 14, 2009, regarding Rule 14e-5, to the Division of Trading & Markets. Staff of that division will contact you with further comments or requests for additional information.

Certain Information Concerning AWI, page 13

3.   We note your response to comment six of our letter dated September 14, 2009, in which you state that Rule 100(a) does not require additional disclosure with respect to financial projections, because the offer is not by or on behalf of the issuer or pursuant to any agreement with the issuer. We believe that disclosure of

Mr. Clive D. Bode
TPG Capital, L.P.
September 18, 2009
Page 2

projections by an affiliated third-party bidder is on behalf of the registrant and, therefore, that Rule 100(a) does apply in that circumstance. In this regard, we note your statement that the filing persons were never provided with the additional information that would be required by Regulation G; however, affiliates generally have access to the information necessary to provide the Regulation G disclosure. Please revise, or advise regarding your ability to obtain the necessary information from the issuer. In your response, please provide an analysis regarding the need to disseminate revised or additional offering materials to disclose this information to security holders.

Certain Information Concerning Purchaser, Its Affiliates and Group Members, page 15

4.   We note your response to comment seven of our letter dated September 14, 2009, regarding disclosure of bidder financial statements. Please amend your Schedule TO to disclose the materiality analysis you provided in your response.

*   *   *   *   *

Please promptly amend your filing in response to these comments. You should provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact me at (202) 551-3503 if you have any questions regarding our comments, or, if you require further assistance, you may call Peggy Kim, Special Counsel, at (202) 551-3411.

Sincerely,

David L. Orlic
Attorney-Advisor
Office of Mergers and Acquisitions

cc: Via facsimile: (212) 225-3999
        Victor I. Lewkow, Esq.
        Cleary Gottlieb Steen & Hamilton LLP